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           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 21

                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of June 2002


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X          Form 40-F
                                    ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes    ____      No     X
                                                 ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

                                       1

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AMENDMENTS TO ARTICLES OF INCORPORATION AND SHARE HANDLING REGULATIONS OF NIPPON
TELEGRAPH AND TELEPHONE CORPORATION

     Nippon Telegraph and Telephone Corporation amended its Articles of Incorporation and Share Handling Regulations. Such items, as amended, are attached as exhibits hereto.

     The information contained herein will be incorporated by reference in the Company's Annual Report on Form 20-F and all future Registration Statements filed under the Securities Act of 1933 that refer hereto.

                                       2

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NIPPON TELEGRAPH AND TELEPHONE
                                          CORPORATION

                                        By  /s/  Satoru Miyamura
                                           -------------------------------
                                           Name: Satoru Miyamura
                                           Title: Senior Vice President and
                                                  Executive Manager of
                                                  Department IV

Date:  June 27, 2002

                                       3

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                                  (TRANSLATION)

                                                      Approved on March 23, 1985
                                                         Revised and approved on
                                                              June 26, 1986,
                                                              June 29, 1988,
                                                              June 27, 1991,
                                                              June 29, 1994,
                                                              June 29, 1995
                                                              June 29, 1999
                                                              June 29, 2000
                                                              June 27, 2002

                            ARTICLES OF INCORPORATION
                                       OF
                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION


                                    CHAPER I.
                               GENERAL PROVISIONS

Article 1.  (Corporate Name)
           1. The company shall be incorporated pursuant to the Nippon Denshin Denwa Kabushiki Kaisha Law and the name of the company shall be Nippon Denshin Denwa Kabushiki Kaisha.

           2. The name of the company in English translation shall be Nippon Telegraph and Telephone Corporation.

Article 2.  (Purpose)
           1. The purpose of the company shall be to hold all the shares which both Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (hereinafter referred to as the "Regional Companies") respectively issue and to ensure proper and stable provision of telecommunications services by the Regional Companies as well as to conduct research relating to the telecommunications technologies that will form the foundation for telecommunications.

                                       4

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           2.    The company shall engage in the following business activities:
           (1) subscribing for and holding the shares which the Regional Companies issue as well as exercising the rights as the holder of the shares;

           (2) providing advice, mediation and other assistance to the Regional Companies;

           (3) conducting research relating to the telecommunications technology that will form the foundation for telecommunications; and

           (4) such business activities as are incidental to the business activities of the preceding three items.

           3. The company may, besides the business activities referred to in the preceding paragraph, engage business activities necessary to achieve the purpose of the company.

Article 3.   (Location of Head Office)
           The head office of the company shall be located in Chiyoda-ku, Tokyo.

Article 4.   (Public Notices)
           Public notices of the company shall be given by publication in the "Nippon Keizai Shimbun" published in Tokyo.

                                   CHAPTER II.
                                     SHARES

Article 5.   (Total Number of Shares)
           The total number of shares authorized to be issued by the company shall be 62,322,590 shares.

Article 6.   (Share Handling Regulations)
           The denomination of share certificates, registration of transfer of shares, entry or record in the register of fractional shares, registration relating to the right of pledge, re-issue of share certificates, indication of trust property and other matters concerning the handling of shares and fractional shares and handling charges thereof shall be governed by the share handling regulations established by the board of directors.

                                       5

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Article 7.  (Notification of Address and Seal Impression, etc.)
           1. A shareholder (including beneficial owner, hereinafter the same), registered pledgee and holder of fractional shares, or its legal representative or its representative shall provide the company with its name, address and seal impression. In the event that any change has occurred, the same procedure shall be taken.

           2. A shareholder, registered pledgee and holder of fractional shares, or its legal representative or its representative, having its residence in a foreign country may designate a temporary residence or attorney in Japan and so notify the company. In the event that any change has occurred, the same procedure shall be taken.

           3. The provision in the first paragraph shall apply to the attorney referred to in the preceding paragraph.

           4. When a person fails to make any notification referred to in the first through third paragraphs, the company shall not be responsible for any damage arising from such failure.

Article 8.  (Record Date)
           1. The company shall deem the shareholders entered or recorded in the register of shareholders and the register of beneficial owners (hereinafter collectively called the "register of shareholders, etc.") as at the close of March 31 of each year to be those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders to be held in respect of the relevant fiscal year.

           2. In addition to the preceding paragraph, whenever necessary the company shall, by a resolution of the board of directors, and having given prior public notice thereof, deem the shareholders or registered pledgees entered or recorded in the register of shareholders, etc. as of a fixed date or the holders of fractional shares entered or recorded in the register of fractional shares as of the same date to be those shareholders, pledgees or holders of fractional shares who are entitled to exercise their rights.

Article 9.  (Transfer Agent)
           1. The company may appoint a transfer agent or agents which will handle the business of registration of transfer of shares, entry or record in the register of fractional shares and the register of beneficial owners, and other matters.

           2. The transfer agent, its location and the scope of its authority shall be determined by a resolution of the board of directors and public notice shall be given with respect thereto.

                                       6

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                                  CHAPTER III.
                            MEETINGS OF SHAREHOLDERS

Article 10.  (Convocation)
           1. The president shall convene an ordinary meeting of shareholders in June of each year and an extraordinary meeting of shareholders whenever necessary, in accordance with a resolution of the board of directors.

           2. When the president is unable to act, one of the other directors shall convene the meeting in accordance with the order predetermined by a resolution of the board of directors.

Article 11.  (Chairman of Meetings)
           1. The president shall act as chairman at meetings of shareholders.

           2. When the president is unable to act, one of the other directors shall act as chairman in accordance with the order predetermined by a resolution of the board of directors.

Article 12.  (Method of Making Resolutions)
           Unless otherwise provided by law or by these Articles of Incorporation, all resolutions of meetings of shareholders shall be adopted by a majority vote of shareholders present at the meeting.

Article 13.  (Voting by Proxy)
           1. A shareholder or its legal representative may not delegate the exercise of his vote to anyone other than another shareholder of the company, provided that the Japanese government, a local municipality or a corporation which is a shareholder may delegate the exercise of its vote to the staff or employees of the government or such municipality or corporation.

           2. When a shareholder or its legal representative intends to delegate the exercise of his vote to others, he shall submit each time a proxy to the company before the meeting.

                                       7

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Article 14.  (Minutes of Meetings)
           The substance of proceedings at a meeting of shareholders and the results thereof shall be recorded in minutes of the meeting which shall bear the names and seals of the chairman and of the directors present at the meeting.

                                   CHAPTER IV.
                     DIRECTORS AND BOARD OF DIRECTORS, ETC.

Article 15.  (Number of Directors)
           There shall be no more than fifteen (15) directors of the company.

Article 16.  (Election of Directors)
           1. Directors shall be elected at a meeting of shareholders by a majority vote of shareholders present at the meeting which shareholders present hold shares representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders.

           2. Cumulative voting shall not be used for the election of directors.

Article 17.  (Term of Office)
           1. The term of office of directors shall expire at the conclusion of the ordinary meeting of shareholders held to settle accounts for the fiscal period last ending within two (2) years from their assumption of office.

           2. The term of office of any director elected to fill a vacancy or elected because of an increase in number shall be the same as the remainder of the term of office the other directors.

Article 18. (Election of Representative Directors and Directors with Specific Powers)
           1. The board of directors shall select from among its members one (1) president.

           2. The company may have one (1) chairman of the board of directors and one (1) or more senior executive vice presidents and executive vice presidents (jomu).

           3. The provision in the first paragraph shall apply to appointment of the chairman of the board of directors, senior executive vice presidents and executive vice presidents referred to in the preceding paragraph.

           4. The president shall represent the company.

           5. The board of directors may select one (1) or more directors from among its members to be representative directors of the company, in addition to the president.

           6. The president shall preside over the business affairs of the company in accordance with the resolutions of the board of directors.

           7. When the president is unable to act, one of the other directors shall act on his behalf in accordance with the order predetermined by a resolution of the board of directors.

Article 19.  (Meetings of Board of Directors)
           1. A meeting of the board of directors shall be convened by the president and he shall act as chairman.

           2. Notwithstanding the preceding paragraph, when the chairman of the board of directors is appointed, he shall convene the meeting and act as chairman. However, this provision shall not be applicable when the chairman of the board of directors is unable to act.

           3. When the president is unable to act, one of the other directors shall act as chairman in accordance with the order predetermined by a resolution of the board of directors.

           4. Notice of a meeting of the board of directors shall be dispatched to each director and statutory auditor three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.

           5. Resolutions at a meeting of the board of directors shall be adopted by a majority vote of the directors present which directors present shall constitute a majority of all directors.

           6. Unless otherwise provided by law or by these Articles of Incorporation, any other matters with respect to the board of directors shall be governed by the regulations of the board of directors established by the board of directors.

Article 20.  (Counsellors and Advisors)
           1. The company may have one (1) or more counsellors (soudan yaku) and advisors (komon) by resolution of the board of directors.

           2. The counsellors shall provide advice and suggestions with respect to the entire business of the company and the advisors shall provide advice and suggestions with respect to a specific matter, as requested by the president.

                                       9

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                                   CHAPTER V.
               STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS

Article 21.  (Number of Statutory Auditors)
           There shall be no more than four (4) statutory auditors of the company.

Article 22.  (Election of Statutory Auditors)
           Statutory auditors shall be elected at a meeting of shareholders by a majority vote of shareholders present at the meeting which shareholders present hold shares representing in the aggregate one-third (1/3) or more of voting rights of all the shareholders.

Article 23.  (Term of Office of Statutory Auditors)
           1. The term of office of statutory auditors shall expire at the conclusion of the ordinary meeting of shareholders held to settle accounts for the fiscal period last ending within three (3) years from their assumption of office.

           2. The term of office of any statutory auditor elected to fill a vacancy shall be the same as the remainder of the term of office of his predecessor.

Article 24.  (Full-time Statutory Auditors)
           The statutory auditors shall appoint one (1) or more full-time statutory auditors from among their number.

Article 25.  (Meetings of Board of Statutory Auditors)
           1. Notice of a meeting of the board of statutory auditors shall be dispatched to each statutory auditor three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.

           2. Resolutions at a meeting of the board of statutory auditors shall be adopted by a majority vote of the statutory auditors present shall constitute a majority of all statutory auditors.

           3. Unless otherwise provided by law or by these Articles of Incorporation, any other matters with respect to the board of statutory auditors shall be governed by the regulations of the board of statutory auditors established by the board of statutory auditors.

                                       10

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                                   CHAPTER VI.
                                    ACCOUNTS

Article 26.  (Fiscal Period)
           The fiscal period of the company shall commence on the 1/st/ day of April of each year and end on the 31/st/ day of March of the following year, and the accounts of the company shall be closed on the last day of each fiscal period.

Article 27.  (Dividends)
           1. Dividends shall be paid to the shareholders or registered pledgees entered or recorded on the register of shareholders, etc. as of the closing of accounts for each fiscal period and the holders of fractional shares entered or recorded on the register of fractional shares as of the closing of accounts for each fiscal period.

           2. The company shall be exempted from the obligation to pay dividends referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders or the holders of fractional shares were in default of receipt of dividends.

           3. Dividends shall bear no interest even during the period referred to in the preceding paragraph.

Article 28.  (Interim Dividends)
           1. Distribution of cash in accordance with Article 293-5 of the Commercial Code of Japan (hereinafter referred to as "interim dividends") may be paid to the shareholders or registered pledgees entered or recorded on the register of shareholders, etc. as of the 30/th/ day of September of each year or the holders of fractional shares entered or recorded on the register of fractional shares as of the same date by a resolution of the board of directors.

           2. The provisions in the second and third paragraphs of the preceding Article shall apply to interim dividends.

             (Name and address of each promotor: Translation omitted)

                                       11

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                                  (TRANSLATION)

                           SHARE HANDLING REGULATIONS
                                       OF
                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Established in September, 1985
Revised in April, 1986
Revised in July, 1991
Revised in July, 1992
Revised in June, 1994
Revised in July, 1999
Revised in October, 1999
Revised in April, 2000
Revised in May, 2000
Revised in December, 2000
Revised in October, 2001
Revised in June, 2002

       The share handling regulations of Nippon Telegraph and Telephone Corporation are established pursuant to Article 6 of the Articles of Incorporation of Nippon Telegraph and Telephone Corporation as follows:

                                   CHAPTER I.
                               GENERAL PROVISIONS

Article 1.  (Purpose)

       The denomination of share certificates and the handling of shares and fractional shares and handling charges therefor shall be governed by those Regulations pursuant to Article 6 of the Article of Incorporation (Share Handling Regulations); provided, however, that the handling of beneficial owners shall be governed by the rules provided by the Japan Securities Depositary Center, Incorporated (hereinafter referred to as "JASDEC") as well as these Regulations.

                                       12

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Article 2.  (Transfer Agent)

(1) The business regarding shares and fractional shares of the Company such as registration of transfer of shares, entry or record in the register of fractional shares, registration relating to the right of pledge, indication or cancellation of trust property, delivery of share certificates and acceptance of notification shall be handled by the transfer agent of the Company.

(2) The transfer agent of the Company, its share handling office and intermediary share handling offices shall be as follows:

       Transfer Agent:          The Chuo Mitsui Trust and Banking Company,
                                Limited


                                33-1, Shiba 3-chome Minato-ku, Tokyo

       Share Handling Office:   Head office of The Chuo Mitsui Trust and Banking
                                Company, Limited


                                33-1, Shiba 3-chome Minato-ku, Tokyo

       Intermediary Share       Head office and each branch offices in Japan of
       Handling Offices:        The Chuo Mitsui Trust and Banking Company,
                                Limited

                                Head office and branch offices of Japan
                                Securities Agents, Ltd.

Article 3.  (Denominations of Share Certificates)

       Share certificates to be issued by the Company shall be in the denominations of 1 share, 10 shares, 100 shares and 1,000 shares; provided, however, that a certificate representing a number other than those listed above may be issued if necessary.

Article 4.  (Method of Application, Request and Notification)

       Any application, request or notification with respect to the shares and the fractional shares shall be in a form prescribed by the Company and the seal impression

                                       13

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notified in accordance with Article 21 (Notification of Address, Name and Seal
Impression) shall be affixed thereto.


Article 5.  (Proxy)

       In the event that any application, request or notification with respect to the shares and the fractional shares is made by a proxy, a document evidencing his power shall be submitted. In the event that a consent of a curator (hosanin) or an assistant (hojonin) is required for such application, request or notification, a document evidencing such consent shall be submitted.


                                   CHAPTER II.
                    REGISTRATION OF TRANSFER OF SHARES, ETC.


Article 6.  (Registration of Transfer of Shares)


(1) In case of application for registration of transfer of shares, a prescribed application form therefor shall be submitted, together with the share certificates.

(2) In case of application for registration of transfer of shares acquired by reason other than assignment, a document evidencing such acquisition shall be submitted together with the application and the share certificates as set forth in the preceding paragraph; provided, that the share certificates need not be submitted if such certificates have not been issued.

(3) The Company may, with respect to the provision of Article 6 of the Law concerning Nippon Telegraph and Telephone Corporation, etc (Law No. 85 of 1984, hereinafter referred to as the "Kaisha Law"), request any necessary document to be submitted.

Article 7. (Request for Registration of Transfer of Shares from Foreign Nationals and the Like)

       With respect to request for registration of transfer of shares from any foreign national and the like set forth in paragraph (1) of Article 6 of the Kaisha Law, the Company shall refuse such request when acceptance of such request would results in

                                       14

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excess of the proportion set forth in paragraphs (1) and (2) of Article 6 of the
Kaisha Law.


Article 8.   (Registration of Transfer of Shares under Special Provisions)

       In the event that any special procedure is required by laws or orders for transfer of shares, an application for registration thereof shall be submitted, together with the share certificates and a document evidencing the completion of such procedure.


Article 9.   (Register of Fractional Shares)

       In the event that application for change of entry or record in the register of fractional shares is made by reason other than assignment, the provision of paragraph (2) of Article 6 shall be applied mutatis mutandis.


Article 10.  (Entry in the Register of Beneficial Owners)

       Entry or record in the register of beneficial owners shall be made pursuant to the notice from JASDEC with respect to the beneficial owners and to the beneficial ownership card.


Article 11.  (Beneficial Ownership Card)

       Each beneficial owner shall submit a beneficial ownership card through a participant in the Japan Securities Depository and Book-entry Delivery System.


Article 12.  (Aggregation)

       When the Company recognizes that a shareholder entered or recorded in the register of shareholders and a beneficial owner entered or recorded in the register of beneficial owners is identical based on the address and the name of such person, the number of shares held by such person shall be aggregated for the purpose of exercising shareholders' rights.

                                       15

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                                  CHAPTER III.
                  REGISTRATION RELATING TO THE RIGHT OF PLEDGE
                        AND INDICATION OF TRUST PROPERTY


Article 13.  (Registration Relating to the Right of Pledge or Cancellation
Thereof)

       In case of application for registration of establishment or amendment of a pledge on shares or cancellation thereof, a prescribed application form therefor shall be submitted under the joint signatures of the pledgor and the pledgee, together with the share certificates.


Article 14.  (Indication or Cancellation of Trust Property)

       In case of application for indication of trust property on share or cancellation thereof, a prescribed application form therefor shall be submitted by the trustor or the trustee, together with the share certificates.


                                   CHAPTER IV.
                      NON-POSSESSION OF SHARE CERTIFICATES


Article 15.  (Request for Non-Possession of Share Certificates)

(1) In case of request for non-possession of share certificates, a request therefor in a prescribed form shall be submitted, together with share certificates; provided, that the share certificates need not be submitted if such certificates have not been issued.

(2) Share certificates for which request set forth in the preceding paragraph has been made shall be cancelled by the Company.

Article 16.  (Application for Delivery of Share Certificates Not in Possession)

       In the event that the shareholder who requested non-possession of share certificates applies for the issuance of share certificates, he shall submit a prescribed application form therefor.


                                   CHAPTER V.
                        REISSUANCE OF SHARE CERTIFICATES

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Article 17.  (Reissuance due to Split or Consolidation)

       In case of application for issuance of new share certificates by reason of split or consolidation of share certificates, a prescribed application form therefor shall be submitted, together with the share certificates.


Article 18.  (Reissuance due to Loss)

       In case of application for issuance of new share certificates by reason of loss of share certificates, a prescribed application form therefor shall be submitted, together with the original transcript or a certified copy of the judgment of nullification.


Article 19.  (Reissuance due to Stain, Mutilation or Damage)

       In case of application for issuance of new share certificates by reason of stain, mutilation or damage, a prescribed application form therefor shall be submitted, together with the share certificates; provided, that if the share certificates are stained, mutilated or damaged to such extent as makes it difficult to ascertain the genuineness of the share certificates, the procedures set out in the preceding Article shall be followed.


Article 20.  (Reissuance due to Completion of Column of Share Certificate)

       In case of completion of the column for the names of holders of a share certificate, the Company shall recall the share certificate and issue a new share certificate.


                                   CHAPTER VI.
                           MISCELLANEOUS NOTIFICATIONS


Article 21.  (Notification of Address, Name and Seal Impression)

       A shareholder and a beneficial owner or their legal representative shall make notification of his address, name and seal impression by submitting a prescribed shareholder card or beneficial ownership card. In the event that any matter notified is

                                       17

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changed, notification thereof shall be made; provided, that foreigners, etc. who are accustomed to signatures may substitute specimen signatures for seal impressions.


Article 22.  (Representative of Juridical Person)

(1) In the event that a shareholder or a beneficial owner is a judicial person, a name of its representative shall be notified.

(2) In the event that the representative is changed, notification thereof in a prescribed form shall be submitted together with a certified excerpt from the commercial register.


Article 23.  (Notification of Representative of Co-owners)

(1) Shareholders or beneficial owners who jointly own shares shall appoint a representative and make notification of such representative.

(2) In the event that the representative referred to in the preceding paragraph is changed, notification thereof shall be made in the same manner.


Article 24.  (Notification of Change in Surname or Trade Name, etc.)

       In the event that a change of entry in the register of shareholders and register of beneficial owners and description on share certificates is desired due to the following reasons, notification thereof in a prescribed form shall be submitted, together with the share certificates and a document evidencing such fact; provided, however, that in the event that the share certificates are not in issue and in case of change of entry in register of beneficial owners, no share certificates need be submitted:

       1.    A change in surname or given name;
       2. An appointment, change or removal of legal representative such as parents or guardians;
       3.    A change of trade name or name of juridical person;
       4.    Reorganization of juridical person.

                                       18

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Article 25.  (Notification by Non-Resident Shareholder)

       A shareholder and a beneficial owner or their legal representative who resides in a foreign country shall make notification of a temporary address in Japan for receipt of notice or appoint a standing agent in Japan. In the event that any matter notified is changed, notification thereof shall be made.


Article 26.  (Application to Registered Pledgees, etc.)

       The provisions of this Chapter shall apply mutatis mutandis to registered pledgees, trustees of trust property and holders of fractional shares.


Article 27. (Special Provision regarding Various Notifications of Beneficial Owners)

       In case of notification by a beneficial owner set forth in this Chapter, such notification shall be made through the participant; provided, however, that in case of a change in the seal impression of the beneficial owner, notification thereof need not be made through a participant.


                                  CHAPTER VII.
                          PURCHASE OF FRACTIONAL SHARES


Article 28.  (Method of Application for Purchase)

       In case of application for purchase of fractional shares, a prescribed application form therefor shall be submitted to the share handling office or any of the intermediary share handling offices set forth in Article 2 (Transfer Agent).


Article 29.  (Determination of Purchase Price)

       The purchase price of fractional shares in respect of which application for purchase has been made shall be equal to the last selling price of a share of the Company on the Tokyo Stock Exchange on the day on which the application form set forth in the preceding Article is received by the share handling office or any intermediary share handling office multipled by their proportion to one share; provided, however, that if no transaction of the Company's shares takes place on such stock exchange on such day or if such day is not a business day of such stock exchange, the purchase price shall by equal to the price at which the first transaction of the Company's shares takes place on such stock exchange multiplied by their proportion to one share.


Article 30.  (Payment of Purchase Price)

(1) The Company shall pay the amount of the purchase price calculated pursuant to the preceding Article after deduction of the handling charges set forth in Article 33 and consumption tax with respect thereto on the 6th business day counting from the day next following the day on which the purchase price was determined at the place where the application form for purchase was received; provided, however, that, if the purchase price is a price cum right to receive a dividend, stock split (free distribution) or subscription right or any other right, the Company shall pay the purchase price on or prior to the record date, or on or prior to the allotment date.

(2) The applicant for purchase may request that the purchase price be paid to him by transfer to an account at a bank designated by him or by postal money order.


Article 31.  (Transfer of Fractional Shares Purchased)

       The title to the fractional shares for which an application for purchase has been made shall pass to the Company on the day on which payment of the purchase price is made or the procedure for payment of the purchase price is completed as provided in the preceding Article.


                                  CHAPTER VIII.
                                HANDLING CHARGES

Article 32. (Handling Charges with respect to Issuance and Reissuance of Share Certificates)

       With respect to the handling of shares of the Company, the Company may charge handling charges equal to the amount of stamp taxes imposed on the issuance of the new share certificates plus the amount equal to consumption tax relating thereto in the following cases:

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

       1. In the case of delivery of share certificates pursuant to the application for issuance set forth in Article 16 (Application for Delivery of Share Certificates Not in Possession):

       2. In the case of delivery of share certificates pursuant to the application for reissuance set forth in Article 17 (Reissuance due to Split or Consolidation):

       3. In the case of delivery of share certificates pursuant to the application for reissuance set forth in Article 18 (Reissuance due to Loss):

       4. In the case of delivery of share certificates pursuant to the application for reissuance set forth in Article 19 (Reissuance due to Stain, Mutilation or Damage):


Article 33. (Handling Charges with respect to Application for Purchase of Fractional Shares)

       Handling charges with respect to purchase of fractional shares pursuant to Article 28 (Method of Application for Purchase) shall be the amount determined after overall consideration to the general standard and other matters and the Company shall charge the amount equal to consumption tax imposed thereon in addition to the above handling charges.

                             SUPPLEMENTAL PROVISIONS

       These Regulations shall come into force June 27, 2002.

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